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TSX-V: EPZ

Pink Sheets: ESPZF

www.esperanzasilver.com

NEWS RELEASE

ESPERANZA STAKES NEW MEXICAN EXPLORATION PROPERTIES

Vancouver, B.C., May 10, 2010: Esperanza Silver Corp. (EPZ) is pleased to provide this update on its recent exploration activities in Mexico.  Esperanza currently controls 36,000 hectares within three new projects within the Guerrero-Morelos Gold Belt.  This newly emerging gold region already contains more than 15 million ounces of gold from at least five known gold skarn deposits. Cerro Jumil, the Company’s feasibility-stage project, forms the northern limit of the belt. All properties are 100% owned by Esperanza.  This year, the Company will focus on advancing these properties through to drill-readiness while continuing to generate new prospects.

Biricu Project, Guerrero

The Biricu concession, comprising 24,000 hectares, is the direct on-strike extension of four skarn deposits (Bermejal, Los Filos, Nukay, and Morelos) that contain more than 14 million ounces gold. The first two deposits are currently production, and the fourth is entering feasibility studies. This is extremely prospectable ground and Company geologists are actively investigating it. Esperanza plans detailed mapping and sampling of the claim block together with a likely geophysical exploration program.

Mercury Mines, Morelos

Located northwest of Cerro Jumil, the Mercury Mines area consists of a rediscovered historic mercury district. There are a half dozen old mines and numerous prospect pits scattered throughout the area, the limits of which remain open. Historic production from these mines is estimated at 20,000 tonnes. Our initial sampling returned up to 11 ppm silver, anomalous gold as well as extremely strong indications of epithermal mineralization. The Mercury Mines area is interpreted as a high level hot spring type system, separate and distinct from Cerro Jumil, with excellent chances for associated precious metal mineralization. In 2010, we plan to map and sample the area in detail so as to advance it to drill-ready status.

La Providencia, Guerrero

The La Providencia prospect, comprising three separate concessions totaling 2,500 hectares, contains epithermal hot spring systems with extensive alteration (jasperoid, chalcedonic veining, and manganese oxides) and historic small scale mercury mines. Our initial sampling revealed strong geochemical anomalies with silver values up to 25 ppm and anomalous gold. We will proceed with detailed mapping and sampling of the prospect, advancing to drill-ready status by year end as positive results are received.

More information about the projects mentioned above can be found on the Company’s website at: http://www.esperanzasilver.com/newproject_mexicomap.php.

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru.  It also holds an extensive portfolio of exploration properties in Mexico and Peru.

QUALIFIED PERSON: Paul Bartos, Ph.D. and Vice President / Chief Geologist, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Mexican exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision. All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada. Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES). A description of quality control and quality assurance protocols can be found at: http://www.esperanzasilver.com/protocols.php.

SAFE HARBOR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

RESOURCES: The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. Mineral resources that are not mineral reserves do not have demonstrated economic viability. We advise U. S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U. S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured, indicated, and inferred categories will be converted into reserves.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com

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accepts responsibility for the adequacy or accuracy of this release.